Exhibit 12




                 MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES

                Computation of Ratio of Earnings to Fixed Charges


                                                 (Thousands of Dollars)
                                 Three
                                 Months
                                 Ended
                                March 31,               Year Ended December 31,
                                  1996       1995      1994      1993      1992      1991
Earnings Before Income Taxes
  And Fixed Charges:

  Income from continuing
    operations before income
    taxes                       $106,800   $351,790  $292,830  $349,190  $296,020  $125,140

  Deduct/add equity in
    undistributed (earnings)
    losses of fifty-percent-
    or-less-owned companies       (8,850)   (17,770)  106,200   (13,750)  (13,210)   38,150

  Add interest on indebtedness,
    net                           17,420     73,400    60,360    62,860    57,190    71,640

  Add amortization of debt
    expense                          420      1,930     2,220     2,650     2,710     1,630

  Add one-third of rentals         1,370      4,970     4,220     3,190     3,290     3,490

  Earnings from continuing
    operations before income
    taxes and fixed charges     $117,160   $414,320  $465,830  $404,140  $346,000  $240,050


Fixed charges:

  Interest on indebtedness      $ 18,130   $ 76,460  $ 63,220  $ 63,600  $ 69,890  $ 72,850

  Amortization of debt expense       420      1,930     2,220     2,650     2,710     1,630

  One-third of rentals             1,370      4,970     4,220     3,190     3,290     3,490

                                $ 19,920   $ 83,360  $ 69,660  $ 69,440  $ 75,890  $ 77,970

Ratio of earnings to fixed
  charges                            5.9        5.0       6.7       5.8       4.6       3.1
